UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 3 Standards for the First Quarter Ended June 30, 2014

Tokyo, August 13, 2014 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 3 standards for the first quarter ended June 30, 2014 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

			(in billions of yen)
	As of June 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4) / (7)	15.53%	(0.00%)	15.53%
(2) Tier 1 capital ratio (5) / (7)	12.37%	(0.08%)	12.45%
(3) Common Equity Tier 1 capital ratio (6) / (7)	11.05%	(0.20%)	11.25%
(4) Total capital	15,741.1	346.8	15,394.3
(5) Tier 1 capital	12,537.3	195.4	12,341.8
(6) Common Equity Tier 1 capital	11,199.5	46.5	11,153.0
(7) Risk weighted assets	101,323.4	2,239.0	99,084.3
(8) Required Capital (7) × 8%	8,105.8	179.1	7,926.7

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

			(in billions of yen)
	As of June 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4) / (7)	15.66%	0.08%	15.57%
(2) Tier 1 capital ratio (5) / (7)	12.18%	(0.03%)	12.21%
(3) Common Equity Tier 1 capital ratio (6) / (7)	10.91%	(0.14%)	11.05%
(4) Total capital	12,543.4	287.2	12,256.1
(5) Tier 1 capital	9,757.0	145.5	9,611.5
(6) Common Equity Tier 1 capital	8,737.4	40.8	8,696.5
(7) Risk weighted assets	80,081.6	1,403.5	78,678.0
(8) Required Capital (7) × 8%	6,406.5	112.2	6,294.2

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

			(in billions of yen)
	As of June 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4) / (7)	19.05%	0.66%	18.38%
(2) Tier 1 capital ratio (5) / (7)	15.19%	0.42%	14.76%
(3) Common Equity Tier 1 capital ratio (6) / (7)	14.62%	0.40%	14.21%
(4) Total capital	2,125.6	68.3	2,057.3
(5) Tier 1 capital	1,695.3	42.9	1,652.4
(6) Common Equity Tier 1 capital	1,631.4	40.7	1,590.6
(7) Risk weighted assets	11,158.2	(29.9)	11,188.1
(8) Required Capital (7) × 8%	892.6	(2.3)	895.0

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

			(in billions of yen)
	As of June 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4) / (7)	17.60%	0.08%	17.52%
(2) Tier 1 capital ratio (5) / (7)	13.74%	(0.00%)	13.74%
(3) Common Equity Tier 1 capital ratio (6) / (7)	11.91%	0.03%	11.88%
(4) Total capital	11,874.5	292.3	11,582.1
(5) Tier 1 capital	9,270.5	183.2	9,087.3
(6) Common Equity Tier 1 capital	8,038.6	183.9	7,854.6
(7) Risk weighted assets	67,442.6	1,351.7	66,090.9
(8) Required Capital (7) × 8%	5,395.4	108.1	5,287.2

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

			(in billions of yen)
	As of June 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4) / (7)	19.19%	0.68%	18.51%
(2) Tier 1 capital ratio (5) / (7)	14.79%	0.41%	14.37%
(3) Common Equity Tier 1 capital ratio (6) / (7)	14.14%	0.41%	13.72%
(4) Total capital	2,138.3	69.3	2,068.9
(5) Tier 1 capital	1,648.1	41.4	1,606.6
(6) Common Equity Tier 1 capital	1,575.5	41.7	1,533.7
(7) Risk weighted assets	11,138.0	(35.8)	11,173.8
(8) Required Capital (7) × 8%	891.0	(2.8)	893.9

Note:

Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651